ALBERTA COMPLIANCE SERVICES INC.

03007023

SUPPL

03 MAR -3 AM 7:21

PROCESSED

MAR 10 2003

THOMSON FINANCIAL

February 18, 2003

Securities & Exchange Commission
450 Fifth Street N. W.
Washington, DC
USA 20549

Attention: Office of International Corporate Finance

Dear Sirs:

Re: Solana Petroleum Corp. (the "Corporation")
File No. 82-4931

Please accept for filing the following documents that include information required to be made public:

1. News Release dated February 13, 2003
2. Notice of Meeting and Record Date

Yours truly,

ALBERTA COMPLIANCE SERVICES INC.

Sherri Van Ham

Sherri Van Ham
Associate

encl.

dlw 3/3

602, 304 - 8 Avenue S.W. Calgary, Alberta Canada T2P 1C2
Phone: (403) 216-8450 * Fax: (403) 216-8459 * info@albertacompliance.com * www.albertacompliance.com

82-4931

SOLANA Petroleum Corp.

121 E. Birch Ave., Suite 503
Flagstaff, Arizona 86001 USA

SOLANA ANNOUNCES ACQUISITION OF 710 SQUARE KILOMETERS OF ONTARIO GOLD PROPERTIES

SEC 12g 3-2(b) Exemption # 82-4931

February 13, 2003

Mr. J. Bruce Carruthers reports:
Solana Petroleum Corp. ("Solana" or the "Corporation") announced today, that the Corporation has reached an agreement in principle with Hexagon Gold (Ontario) Ltd. ("Hexagon Gold") to acquire over 710 square kilometers (274 square miles) of contiguous gold and other mineral claims, leases and other mining rights owned by Hexagon Gold in the Mine Centre region (Rainy River Mining District) of Northwestern Ontario (the "Properties"). These holdings include both the historic Foley and Golden Star Mines near Bad Vermilion Lake, where total officially recorded gold production exceeded 16,000 ounces, primarily at the turn of the last century. Ontario is Canada's most productive gold-producing province, having produced 50% of Canada's total gold production in 2001, worth $1.1 billion, as reported by the Ontario Mining Association.

Solana intends to acquire the Properties for the purchase price of $1,000,000, which will be satisfied through the issuance of 5,000,000 units of the Corporation at a deemed price of $0.20 per unit (the "Transaction"). Each unit consists of one common share of the Corporation (the "Common Share") and ½ of a Common Share purchase warrant (the "Warrants"). Each whole warrant will allow Hexagon Gold to purchase a Common Share at an exercise price of $0.20 for the initial 12 months from issuance and at an exercise price of $0.30 for the remaining 12 month exercise period of the Warrants. The initial work commitment (the "Work Program") on the Properties is approximately $225,000, as outlined in an independent mineral engineering report dated August 15, 2002 and prepared by Northwest Mineral Development Services in accordance with National Instrument 43-101 (yet to receive regulatory approval). The Transaction is non-arm's length as Hexagon Gold is a private company based in Fort Frances, Ontario and beneficially owned by J. Bruce Carruthers II and John A. Bolen, two current directors of Solana.

In conjunction with the Transaction, Solana is contemplating a financing of a minimum of $400,000 at a price to be determined (the "Financing"). The Financing would be allocated for the Corporation's Work Program and working capital. The Financing may be partially brokered and the Corporation would agree to a consolidation of its Common Shares prior to completion of the Transaction and the Financing. In addition, Solana would hold an Annual and Special Shareholders' Meeting to approve the proposed consolidation and a name change of the Corporation from Solana Petroleum Corp. to Q-Gold Resources, Ltd. The Transaction is also subject to the review and approval of the TSX Venture Exchange (the "Exchange") as it is the main basis for the Corporation's Reactivation Plan, which after all requisite approvals, will restore Solana to full compliance with the Exchange's Tier 2 status requirements.

The Properties

Located about 200 kilometers southeast of Red Lake, Ontario, the Properties are contained in a large wedge of the Achaean (Early Pre-Cambrian)Age Wabagoon Greenstone Belt, bounded between two

SOLANA Petroleum Corp.

major regional fault systems. They contain host rocks showing widespread "green-schist" facies of metamorphism invaded by granitic intrusives. Numerous gold showings have been mapped and assayed within the Properties over the past one hundred years, in addition to the Foley and Golden Star producing mines.

The Properties include virtually the entire gold/quartz vein complex at Bad Vermilion Lake where over 100 deep-seated, sheeted fissure veins have all recorded varying gold values. The most important of those veins have consistently assayed 0.5 ounces or more per ton of gold, recorded on both surface and at depths of over 500 feet from production shafts sunk at both Foley and Golden Star. Despite historic production and these numerous recorded occurrences of gold, no sustained exploration effort on the Properties has occurred since then, as ownership was highly fragmented into many small parcels. Hexagon Gold's controlling position at Bad Vermilion will permit full evaluation of the complex.

The tract also includes sizeable acreage positions on two major (20 kms) cross-cutting faults straddling Bad Vermilion Lake between the major regional Quetico and Seine River Faults and their associated shear zones. Here gold has been encountered in a number of locations. These areas comprise very large prospective "bulk" gold targets for early investigation by the company, based on the results of an earlier geophysical survey.

Numerous other gold as well as base metals occurrences and at least 12 prospective kimberlite pipes identified from interpretation of public and proprietary aeromagnetic survey data are included on the Properties. The Corporation intends to obtain a joint venture partner to explore the diamond potential of the Properties. They all have year-round access from a series of logging roads connecting to the Trans-Canada Highway (Route 11). Railroad and electric power services are available in the immediate area.

Divestiture

As part of its restructuring, effective January 31, 2003, the Corporation has divested its entire interest in its Cayman Island subsidiary Solana Petroleum Exploration (Colombia) Limited ("Solana Exploration") to a group of private offshore investors including two former directors, S. Keith Hewitt and Stephen Newton. Solana Exploration held all of the Corporation's petroleum assets outside North America including the Corporation's pending acquisition of a 42% working interest in an existing producing natural gas field in the Magdalena Basin of the Republic of Colombia, as disclosed in Solana's press release of August 20, 2002. Terms of the purchase included cash and future payments of $225,000, the assumption of existing debt of the Corporation in the amount of $2,612,755 and all of Solana Exploration's debts and obligations. In addition, 3,063,155 of the Corporation's Common Shares and 1,531,577 warrants were returned to treasury for cancellation. Messrs. Hewitt and Newton resigned from the Corporation as of December 31, 2002.

This release may contain forward looking statements implying an assessment that the resources described can be produced profitably in the future. These statements are based on current expectations that involve a number of risks and uncertainties, which could cause actual results to differ from those anticipated.

Solana Petroleum Corp. trades on the TSX Venture Exchange under the symbol "SOP.T".

For more information, please contact:

Eric A. Gavin, Vice President, Finance and Administration at (928) 779-0166

82-4931

ALBERTA COMPLIANCE SERVICES INC.

602, 304 - 8 Avenue S W, Calgary, Alberta T2P 1C2
Ph (403) 216-8450 Fx (403) 216-8459
email: info@albertacompliance.com

February 14, 2003

Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Securities Commission
TSX Venture Exchange

Attention: Continuous Disclosure

Dear Sirs:

Re: Solana Petroleum Corp.

On behalf of our above captioned client, we wish to confirm the following dates regarding their upcoming meeting:

MEETING TYPE	Annual and Special
DATE OF MEETING	April 15, 2003
MEETING LOCATION	Calgary, AB
CLASS OF SECURITIES ENTITLED TO RECEIVE NOTICE	Common
CLASS OF SECURITIES ENTITLED TO VOTE	Common
CUSIP NO	83412N-107
RECORD DATE FOR NOTICE	March 11, 2003
RECORD DATE FOR VOTING	March 11, 2003
BENEFICIAL OWNERSHIP DETERMINATION DATE	March 11, 2003
MATERIAL MAIL DATE	March 19, 2003
BUSINESS	Non-Routine

Yours truly,
ALBERTA COMPLIANCE SERVICES INC.

"Sherri Van Ham"

Sherri Van Ham
Associate

cc Solana Petroleum Corp.
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